UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

NeurogesX, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

641252101

(CUSIP Number)

August 9, 2011 (1)

 (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(1) This represents the date that the Reporting Persons re-established their Schedule 13G-eligibility under Rule 13d-1(c).

CUSIP No. 641252101	13G	Page 2 of 15 Pages

1	NAME OF REPORTING PERSONS Moshe Arkin
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,648,107(1)
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER 2,648,107 (1)
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,648,107 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 8.9% (1)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1) Based on 29,692,759 shares of common stock outstanding as of August 5, 2011 (as reported in the Issuer's Warrant Agreement filed with the Securities and Exchange Commission ("SEC") on August 9, 2011).

CUSIP No. 641252101	13G	Page 3 of 15 Pages

1	NAME OF REPORTING PERSONS M. Arkin (1999) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER ---
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER ---
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON ---
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 ---
12	TYPE OF REPORTING PERSON (See instructions) CO

CUSIP No. 641252101	13G	Page 4 of 15 Pages

1	NAME OF REPORTING PERSONS Sphera Funds Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 162,769 (1)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 162,769 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,769 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.55% (1) (2)
12	TYPE OF REPORTING PERSON (See instructions) CO

(1) This figure includes 129,437 shares beneficially owned directly by the Sphera Fund Entities and 33,332 shares beneficially owned directly by the Puma Fund Entities (Sphera Fund Entities and Puma Fund Entities are each defined later in Item 2(a)) because Sphera Funds Management Ltd., Israel Mor, Doron Breen and Ron Senator may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act). Sphera Funds Management Ltd. disclaims existence of a group and beneficial ownership of such shares (as described later in Item 4(a)).

(2) Based on 29,692,759 shares of common stock outstanding as of August 5, 2011 (as reported in the Issuer's Warrant Agreement filed with the Securities and Exchange Commission ("SEC") on August 9, 2011).

CUSIP No. 641252101	13G	Page 5 of 15 Pages

1	NAME OF REPORTING PERSONS Israel Mor
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 162,769 (1)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 162,769 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,769 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.55% (1) (2)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure includes 129,437 shares beneficially owned directly by the Sphera Fund Entities and 33,332 shares beneficially owned directly by the Puma Fund Entities (Sphera Fund Entities and Puma Fund Entities are each defined later in Item 2(a)) because Sphera Funds Management Ltd., Israel Mor, Doron Breen and Ron Senator may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act). Israel Mor disclaims existence of a group and beneficial ownership of such shares (as described later in Item 4(a)).

(2) Based on 29,692,759 shares of common stock outstanding as of August 5, 2011 (as reported in the Issuer's Warrant Agreement filed with the Securities and Exchange Commission ("SEC") on August 9, 2011).

CUSIP No. 641252101	13G	Page 6 of 15 Pages

1	NAME OF REPORTING PERSONS Doron Breen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 162,769 (1)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 162,769 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,769 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.55% (1) (2)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure includes 129,437 shares beneficially owned directly by the Sphera Fund Entities and 33,332 shares beneficially owned directly by the Puma Fund Entities (Sphera Fund Entities and Puma Fund Entities are each defined later in Item 2(a)) because Sphera Funds Management Ltd., Israel Mor, Doron Breen and Ron Senator may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act). Doron Breen disclaims existence of a group and beneficial ownership of such shares (as described later in Item 4(a)).

(2) Based on 29,692,759 shares of common stock outstanding as of August 5, 2011 (as reported in the Issuer's Warrant Agreement filed with the Securities and Exchange Commission ("SEC") on August 9, 2011).

CUSIP No. 641252101	13G	Page 7 of 15 Pages

1	NAME OF REPORTING PERSONS Ron Senator
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel and U.S.
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER ---
	6	SHARED VOTING POWER 162,769 (1)
	7	SOLE DISPOSITIVE POWER ---
	8	SHARED DISPOSITIVE POWER 162,769 (1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 162,769 (1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See instructions) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.55% (1) (2)
12	TYPE OF REPORTING PERSON (See instructions) IN

(1) This figure includes 129,437 shares beneficially owned directly by the Sphera Fund Entities and 33,332 shares beneficially owned directly by the Puma Fund Entities (Sphera Fund Entities and Puma Fund Entities are each defined later in Item 2(a)) because Sphera Funds Management Ltd., Israel Mor, Doron Breen and Ron Senator may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act). Ron Senator disclaims existence of a group and beneficial ownership of such shares (as described later in Item 4(a)).

(2) Based on 29,692,759 shares of common stock outstanding as of August 5, 2011 (as reported in the Issuer's Warrant Agreement filed with the Securities and Exchange Commission ("SEC") on August 9, 2011).

Item 1. (a)	Name of Issuer:

NeurogesX, Inc.

(b)	Address of Issuer's Principal Executive Offices:

2215 Bridgepointe Parkway, Suite 200, San Mateo, California  94404

Item 2. (a)	Name of Person Filing:

1. Moshe Arkin

2. M. Arkin (1999) Ltd.

3. Sphera Funds Management Ltd.

4. Israel Mor

5. Doron Breen

6. Ron Senator

Sphera Funds Management Ltd. ("SFML"), Mr. Mor, Mr. Breen, and Mr. Senator may also be considered the beneficial owner of 129,437 shares, representing 0.44% of the shares of Common Stock outstanding, held by Sphera Fund L.P., Sphera Fund (NIS) L.P., and Sphera Fund – Global L.P., each of which invest substantially all of its assets in Sphera Master Fund L.P. (“Sphera Master”).  SFML owns 100% of Sphera Fund G.P. Ltd., which acts as the general partner of Sphera GP L.P., which in turn serves as the general partner of Sphera Master, Sphera Fund L.P., Sphera Fund (NIS) L.P., and Sphera Fund – Global L.P.  Sphera GP L.P. has delegated its investment management authority with respect to Sphera Master, Sphera Fund L.P., Sphera Fund (NIS) L.P., and Sphera Fund – Global L.P. to SFML (Sphera Master Fund L.P., Sphera Fund L.P., Sphera Fund (NIS) L.P., Sphera Fund – Global L.P., Sphera GP L.P., and Sphera Fund G.P. Ltd. are referred to collectively in this Schedule 13G as "Sphera Fund Entities").

SFML, Mr. Mor, Mr. Breen, and Mr. Senator may also be considered the beneficial owner of 33,332 shares, representing 0.11% of the shares of Common Stock outstanding, held by Puma Sphera, which invests substantially all of its assets in Puma Sphera Master Fund, which in turn has appointed Puma Sphera Management (Cayman) Limited to provide investment management services to Puma Sphera and Puma Sphera Master Fund.  Pursuant to an agreement, SFML provides Puma Sphera Management (Cayman) Limited with certain investment services, including the power to make investment decisions guided by a trading strategy adopted by Puma Sphera Management (Cayman) Limited (Puma Sphera, Puma Sphera Master Fund, and Puma Sphera Management (Cayman) Limited are referred to collectively in this Schedule 13G as "Puma Fund Entities").

(b)	Address of Principal Business Office:

Moshe Arkin – 6 Hachoshlim St., Herzelia, Israel

M. Arkin (1999) Ltd. – 6 Hachoshlim St., Herzelia, Israel

Sphera Funds Management Ltd. – Platinum House, 21 Ha'arba'ah Street,
Tel-Aviv, 64739 Israel

Israel Mor – c/o Sphera Funds Management Ltd., Platinum House, 21 Ha'arba'ah Street, Tel-Aviv, 64739 Israel

Doron Breen – c/o Sphera Funds Management Ltd., Platinum House, 21 Ha'arba'ah Street, Tel-Aviv, 64739 Israel

Ron Senator – c/o Sphera Funds Management Ltd., Platinum House, 21 Ha'arba'ah Street, Tel-Aviv, 64739 Israel

(c)	Citizenship:

Moshe Arkin – Israel

M. Arkin (1999) Ltd. – Israel

Sphera Funds Management Ltd. – Israel

Israel Mor – Israel

Doron Breen – Israel and U.S.

Ron Senator – Israel and U.S.

(d)	Title of Class of Securities:

Common Stock

(e)	CUSIP Number:

641252101

Item 3.	N.A.

Item 4.	Ownership:

(a)	Amount beneficially owned:

See row 9 of cover page of each reporting person.

Except for the shares of Common Stock owned directly by Mr. Arkin, each entity and person named in this Schedule 13G disclaims beneficial ownership of any such shares.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that any such entity or individual is the beneficial owner of the shares referred to herein for purposes of Section 13(d) of the Exchange Act or for any other purpose.

SFML, Israel Mor, Doron Breen and Ron Senator may be deemed to constitute a "group" for purposes of Section 13(d) of the Exchange Act.  Neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission that a group exists for purposes of Section 13(d) of the Exchange Act or for any other purpose, and each of the foregoing disclaims the existence of any such group.

(b)	Percent of class:

See row 11 of cover page of each reporting person

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See row 5 of cover page of each reporting person

(ii)	Shared power to vote or to direct the vote:

See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	Sole power to dispose or to direct the disposition of:

See row 7 of cover page of each reporting person

(iv)	Shared power to dispose or to direct the disposition of:

See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5.	Ownership of Five Percent or Less of a Class: (1)

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒ .

(1) The foregoing does not apply to Moshe Arkin who continues to beneficially own more than 5% of the class of securities.

Item 6.	Ownership of More than Five Percent on Behalf of Another:

N.A.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

N.A.

Item 8.	Identification and Classification of Members of the Group:

N.A.

Item 9.	Notice of Dissolution of Group:

Due to the sale of all the shares beneficially owned directly by Sphera Global Healthcare Fund, Sphera Global Healthcare Master Fund, Sphera Global Healthcare Management L.P., and Sphera Global Healthcare GP Ltd., on August 10, 2011, there is no longer a possibility of viewing Moshe Arkin, M. Arkin (1999) Ltd., SFML, Israel Mor, Doron Breen and Ron Senator as a "group" for purposes of Section 13(d) of the Exchange Act.  Further filings with respect to transactions in the security reported on will be filed separately by Moshe Arkin and M. Arkin (1999) Ltd.

Item 10.	Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 17, 2011

Moshe Arkin /s/ Menachem Inbar By: Menachem Inbar* Title: Attorney-in-fact

M. Arkin (1999) Ltd. /s/ Menachem Inbar By: Menachem Inbar** Title: Attorney-in-fact for Moshe Arkin, Chairman of M. Arkin (1999) Ltd.

Sphera Funds Management Ltd. ______________ By: Ron Senator*** Title: Director ______________ By: Doron Breen*** Title: Director

/s/ Israel Mor Israel Mor

______________
Doron Breen

______________
Ron Senator

* Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin, and attached hereto as Exhibit 2.

** Duly authorized under Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin as Chairman of M. Arkin (1999) Ltd., and attached hereto as Exhibit 3.

*** Duly authorized by Unanimous Written Consent of the board of directors of Sphera Funds Management Ltd. allowing Ron Senator, Doron Breen, and Israel Mor, any two of whom acting together, to bind Sphera Funds Management Ltd. for any and all matters, dated July 1, 2010, and attached hereto as Exhibit 4.

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing (incorporated by reference to Exhibit 1 of the Schedule 13G filed by the Reporting Persons on March 31, 2011).

Exhibit 2
Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin (incorporated by reference to Exhibit 2 of the Schedule 13G filed by the Reporting Persons on March 31, 2011).

Exhibit 3
Special Power of Attorney appointing Menachem Inbar attorney-in-fact, dated August 12, 2009 by and on behalf of Moshe Arkin as Chairman of M. Arkin (1999) Ltd (incorporated by reference to Exhibit 3 of the Schedule 13G filed by the Reporting Persons on March 31, 2011).

Exhibit 4
Unanimous Written Resolutions of the Directors of Sphera Funds Management Ltd. allowing Ron Senator, Doron Breen, and Israel Mor, any two of whom acting together, to bind Sphera Funds Management Ltd. for any and all matters, dated July 1, 2010 (incorporated by reference to Exhibit 4 of the Schedule 13G filed by the Reporting Persons on March 31, 2011).